SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                     Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2002

OR

☐     Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Transition Period ---------- to --------------

Commission File Number 1-11750

AEROSONIC CORPORATION 401(k) PLAN

Aerosonic Corporation

1212 North Hercules Avenue

Clearwater, Florida 33765

(Address of principal executive offices and Zip Code)

Registrant’s telephone number, including area code: (727) 461-3000

Required Information

Financial Statements and Schedules

      Statements of Net Assets Available for Benefits as of December 31, 2002 and December 31, 2001.

      Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002.

      Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 2002.

Exhibit

Designation

Description

Method of Filing

Exhibit 23

Consent of Tedder, James, Worden & Associates P.A.

Filed with this Report

Exhibit 32

Certification of Chief Financial Officer of the Plan

Administrator of the Aerosonic Corporation 401(k) Plan

Filed with this Report

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Aerosonic Corporation 401(k) Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Aerosonic Corporation 401(k) Plan

By:  /s/ Gary E. Colbert

Chief Financial Officer, Secretary and

Treasurer of Aerosonic Corporation and

Agent for Service of Legal Process of the 401(k) Plan

June 8, 2004

Aerosonic Corporation 401(k) Plan

Index to Financial Statements and Supplemental Schedule

Page(s)

Independent Auditor’s Report	4

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	5

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002	6

Notes to Financial Statements	7-10

Supplemental Schedule*

Schedule I - Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2002	11

* All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Independent Auditor’s Report

To the Board of Directors of the

Aerosonic Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Aerosonic Corporation 401(k) Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tedder, James, Worden & Associates, P.A.

Orlando, Florida

April 19, 2004

AEROSONIC CORPORATION

401(K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:
Aerosonic Corporation common stock	$ 1,009,337	1,043,076
Registered investment companies	2,715,830	3,496,724
Money market funds	482,726	340,018
Participant loans	194,942	187,256
Total investments	4,402,835	5,067,074
Receivables:
Employer’s contributions	175,343	176,713
Participants’ contributions	18,940	40,190
	194,283	216,903
Net assets available for plan benefits	$ 4,597,118	5,283,977

The accompanying notes are an integral part of these financial statements.

AEROSONIC CORPORATION

401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year ended December 31, 2002

Additions to (deductions from) net assets attributed to:
Investment income (loss):
Interest and dividends	$ 76,004
Net depreciation in fair value of investments	(780,133)
Total investment loss	(704,129)

Contributions:
Employer’s	175,343
Participants’	424,352
Total contributions	599,695
Total deductions	(104,434)

Deductions from net assets attributed to:
Benefits paid to participants	(582,425)
Net decrease	(686,859)
Net assets available for plan benefits:
Beginning of year	5,283,977
End of year	$ 4,597,118

The accompanying notes are an integral part of these financial statements.

Aerosonic Corporation 401 (k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

1.  Plan Description

The following description of the Aerosonic Corporation 401(k) Plan (the "Plan") provides only general information. Participants of the Plan should refer to the Plan Agreement for a more complete description of the Plan.

General

The Plan is a defined contribution plan that covers the eligible employees of Aerosonic Corporation (the "Company") by allowing them a system of savings and salary deferral and by providing discretionary employer profit sharing contributions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan was established on February 1, 1993, and has been amended from time to time thereafter.

 Eligibility

Employees become eligible to participate in the Plan beginning on January 1, April 1, July 1, or October 1, immediately following completion of three months of service and attaining age 21.

Contributions

Plan participants may voluntarily contribute, on a pre-tax basis, up to a maximum of 15% of their annual eligible compensation to the Plan. Participants also may rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. The maximum allowable pre-tax voluntary contribution, as determined by the Internal Revenue Service was $11,000 and $10,500 for 2002 and 2001, respectively.

The Company may contribute, in cash or Company stock, an amount equal to 100% of the employee's participation up to a maximum percentage (currently 3%) of eligible compensation. The Company contributes a percentage, as determined by the Board of Directors annually, of total eligible employee compensation (based upon calendar year earnings) to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions, their pro rata share of Company matching and additional discretionary contributions, and an allocation of Plan earnings or losses including market value adjustments on Plan investments. Company contributions are allocated to a participant's account based upon a combination of the participant's annual compensation and years of service, as described in the Plan document. Plan earnings (losses) are allocated to a participant's account based on the participant's account balance as a percent of total invested assets in each investment fund.

Vesting

Participants are immediately vested in their contributions to the Plan plus actual earnings and losses thereon.  Participants become vested in employer contributions according to the following schedule:

Years of Service	Vesting percentage

2 but less than 3	33%
3 but less than 4	67%
4 or more	100%

Participants become fully vested upon death, disability, attainment of normal retirement age, or upon termination of the Plan.

Distribution of Participant Accounts

Distributions of a participant's account are made upon retirement from the Company at age 65, in cases of financial hardship, termination from service with the Company, death, or disability. Upon request, an in-service distribution may be made at age 59½. Distributions are made in a single lump-sum payment, in whole shares of Company stock, or in cash, or partially in Company stock or partially in cash, as determined by the Plan Administrator and based upon the relative proportion in which Participant’s account balance under the Plan consisted of stock or cash.

The Plan allows participants that are less than age 70½ to defer benefit payments until they cease employment.

Forfeitures of Accounts

Forfeitures of participant’s non-vested balances are used to reduce employer contributions. During 2002 and 2001, forfeitures of $12,189 and $1,828, respectively, were used to reduce the employer’s contributions.

Participants Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested balance. A participant may not have more than one loan outstanding at any time. Loans are collateralized by the balance in the participant's account. All loans are repaid within a period of five years, except loans to acquire the participant's principal residence.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting, except for benefits paid, which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The value of investments is determined using quoted market prices from national exchanges, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at the amount of unpaid principal, which approximates fair value. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.  Realized gains and losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their estimated fair market value. Purchases and sales of investments are recorded on a trade date basis.

Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Risks and Uncertainties

Investment securities are exposed to various risks, including those involving interest rates, the securities market, and credit conditions. Due to the level of risk associated with certain investment securities, changes in the values of such investment securities may involve declines in value in the near term and in the long term, and such declines could have a material adverse effect upon participants' account balances, and the amounts reported in the statements of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Plan provides that the Company may pay all or part of the administrative expenses of the Plan or administrative expenses can be charged against investment earnings before allocation to the participant accounts. The majority of the administrative expenses was paid by the Company for the benefit of the Plan and is not reflected in the accompanying financial statements.

3.  Investments

The following presents investments that represent 5% or more of the Plan's net assets as of December 31:

	2002	2001

Aerosonic Corporation Common Stock	$1,009,337	$1,043,076
The George Putnam Fund of Boston	705,814	*
Bear Stearns S&P Stars Portfolio	590,332	1,105,033
Putnam Money Market Fund	482,726	340,018
Putnam U.S. Government Income Trust	433,197	403,689
Putnam New Opportunities Fund	409,624	563,839
Bear Stearns Intrinsic Value Portfolio	346,834	441,534
Putnam Global Equity Fund	230,029	272,663
Putnam Balanced Retirement Fund	*	709,966

* Did not constitute 5% or more of plan assets for the year presented.

The Plan's investments (including gains and losses on investments bought and sold, as well as those held during the year), declined in value by $780,133 during the year ended December 31, 2002, as follows:

2002
Registered investment companies	$ (802,173)
Aerosonic Corporation Common Stock	22,040
$ (780,133)

4.  Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated July 19, 1994, which states that the Plan qualifies under the applicable provisions of the Internal Revenue Code and that it is therefore exempt from federal income taxes. The Plan was amended and restated effective January 1, 2001 to incorporate changes required under the IRS "GUST" provisions. The Company received a favorable determination letter from the Internal Revenue Service dated August 1, 2002. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

5.  Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right, under the Plan agreement, to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.  All such vested interests shall be non-forfeitable.

6.  Concentrations of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan's investments. Management maintains the Plan's investments with what management believes to be high credit quality financial institutions and attempts to limit the amount of credit exposure to any particular investment.

7.  Party-In-Interest

Section 3(14) of ERISA defines a party-in- interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan. Certain Plan investments are shares of registered investment companies managed by Putnam Fiduciary Trust Company. Putnam Fiduciary Trust Company is the trustee as defined by the Plan. Therefore, these transactions qualify as party- in-interest transactions.

8.  Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2002 and 2001:

	2002	2001
Net assets available for benefits per the financial statements	$ 4,597,118	$ 5,283,977
Less contributions receivable:
Participants’	(18,940)	(40,190)
Employer's	(175,343)	(176,713)
	$ 4,402,835	$ 5,067,074

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2002:
Contributions per the financial statements	$ 599,695
Add 2001 contributions receivable:
Participants’	40,190
Employer's	176,713
Less 2002 contributions receivable
Participants’	(18,940)
Employer's	(175,343)
Contributions per the Form 5500	$ 622,315

Contributions per the Form 5500 represent all contributions received as of December 31, 2002.  The receivable balances reflect payments due but not yet paid to the trustee as of December 31, 2002 and 2001.

Schedule 1

AEROSONIC CORPORATION

401(K) PLAN

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2002

EIN# 35-1927379

Plan # 001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lesser or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity date	Cost	Current value

*	Aerosonic Corporation
	Common Stock	Equity Securities of Aerosonic Corporation	$ 746,053	$ 1,009,337
*	Putnam Investments	The George Putnam Fund of Boston		705,814
	Bear, Stearns & Company, Inc.	S&P Stars Portfolio		590,332
*	Putnam Investments	Money Market Fund		482,726
*	Putnam Investments	U.S. Government Income Trust		433,197
*	Putnam Investments	New Opportunities Fund		409,624
	Bear, Stearns & Company, Inc.	Intrinsic Value Portfolio		346,834
*	Putnam Investments	Global Equity Fund		230,029
*	Participant Loans	Various maturities (interest rates from 5.0% to 10.5%)	-	194,942
			$ 746,053	$ 4,402,835

* Party-in-interest

See accompanying independent auditor’s report

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-59064) of Aerosonic Corporation of our report dated April 19, 2004, relating to the financial statements of the Aerosonic Corporation 401(k) Plan, which appears in this Annual Report on Form 11-K.

/s/ Tedder, James, Worden & Associates, P.A.

Orlando, Florida

June 8, 2004

Exhibit 32

AEROSONIC CORPORATION

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Aerosonic Corporation 401(k) Plan (the “registrant”) on Form 11-K for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the “report”), Aerosonic Corporation, as the Plan Administrator of the registrant, certifies pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to its knowledge:

(1)

The report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934: and

(2)

The information contained in the report fairly presents, in all material aspects, the financial condition and result of operations of the registrant.

June 8, 2004

Aerosonic Corporation

By:  /s/ Gary E. Colbert

Gary E. Colbert

Chief Financial Officer